Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154

December 6, 2011

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re: Valmont Industries, Inc.
Form 10-K for the fiscal year ended
December 25, 2010
Filed February 23, 2011
Form 10-Q for the quarterly period ended September 24, 2011
Filed October 27, 2011
File # 1-31429

Dear Mr. Cash:

This letter contains Valmont Industries, Inc.’s responses to the comment letter dated November 29, 2011 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Staff’s comments have been stated below in their entirety. The Company’s responses follow each comment.

Form 10-K for the year ended December 25, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 23

1.
We remind you that in your letter dated June 24, 2010 regarding our review of your Form 10-K for the fiscal year ended December 26, 2009 you agreed to revise future filings to quantify the impact of factors that affect your results where practicable. We continue to believe that you should further revise your discussion of your results of operations to provide more specific quantified information regarding the impact of various factors on your results. In this regard we note discussion of various items such as, but not limited to, changes in volumes and prices in certain product lines and changes in prices in certain geographic areas where additional quantified information is necessary for an investor to understand your results. Please revise your disclosure in future filings and provide us with an example of your intended disclosures.

We respectfully submit that we believe that we have made sincere attempts to quantify factors that have affected our financial results. For instance, in our quarterly filings in 2011, we have quantified the effects of foreign exchange translation in our 2011 results in comparison to 2010. In our 2011 10-K, we plan to include this information in tabular form to enhance reader understanding. Our 2011 disclosure will be as follows:

“Our fiscal 2011 sales and operating income in comparison to 2010 were enhanced by foreign currency translation. On average, the U.S. dollar was weaker than most global currencies in 2011 as compared with 2010. These effects by segment were as follows:”

Segment	Sales	Operating Profit
EIP	$xx.x	$ x.x
Utility	x.x	x.x
Coatings	x.x	x.x
Irrigation	x.x	x.x
Other	x.x	x.x
Corporate	x.x	x.x
Total	$xx.x	$ x.x

With respect to factors such as volume, pricing and inflation, the quantification of these factors is difficult, as our products are often manufactured to order and are not uniform as to composition and pricing. Specific quantification of these factors is subject to judgment and broad estimates. We are uncomfortable disclosing specific quantification of these factors. While we have not historically provided quantification, we believe we have given the reader adequate understanding of these factors and how they affected our results. We will continue to identify areas where more quantification would be meaningful and useful and enhance disclosure in those areas where possible.

Liquidity and Capital Resources, page 33

2.
We note your disclosure that a significant portion of your cash balances are outside the United States.  Please revise future filings to quantify the amount of cash held in foreign jurisdictions as of each balance sheet date and to discuss any potential tax implications if those funds are required to be transferred to the United States.

In future filings, we will revise our disclosures to quantify our cash balances outside the United States and the potential income taxes if those balances were required to be repatriated to the United States.

Critical Accounting Policies, page 37

Income taxes, page 39

3.
With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding how and why you determined that the realization of deferred tax assets related to your acquisition of Delta was not likely.

The deferred tax assets acquired as part of the Delta acquisition were not valued on the Delta balance sheet, as these tax assets related primarily to capital, operating and non-operating losses generated in the U.K. These losses could only be used to offset future U.K. taxable income. As Delta no longer has any business operations in the U.K., there was no practical tax planning strategy for them to use these losses under these circumstances. At the time of the acquisition, we determined this to be the case as well. Therefore, as per ASC 740-10-30-5(e), we established a 100% valuation allowance on these deferred tax assets. If there comes a time that we identify and plan to execute a tax planning strategy that will allow us to derive benefit from these deferred tax assets, we will reduce the valuation allowances at that time.

Note 8.  Income Taxes, page 58

4.	Please revise future filings to disclose pretax income related to domestic and foreign operations. Reference Rule 4-08(h) of Regulation S-X.

In future filings, we will disclose in our income tax footnote pretax income of domestic and foreign operations, as required under Rule 4-08(h) of Regulation S-X.

Note 19. Business Segments, page 73

5.	Please provide us, and include in future filings, revenue information regarding your products. Reference ASC 280-10-50-40.

We have reviewed the requirements of ASC 280-10-50-40 and believe that we have met those requirements in our footnote disclosure. As presented in our footnote disclosure, within the EIP segment, we have three broad product lines: Lighting and Highway Safety, Communication and Access Systems. Also presented in our footnote disclosure, the product lines are Steel and Concrete structures within the Utility segment. Over 90% of Coatings segment sales are galvanizing services. Irrigation segment sales are in one product line and we do not track sales of product line extensions such as service parts on a global basis.

Form 10-Q for the quarterly period ended September 24, 2011

Note 3. Goodwill and Intangible Assets, page 12

6.
We note you have not completed your evaluation of trade names for impairment.  Please provide us with a specific and comprehensive discussion regarding why the impairment analysis was not completed, what consideration you have given to the future use of your trade names and how you concluded that, at September 24, 2011, your trade names were not impaired.

In the third quarter of 2011, we estimated the fair value of our trade names (assuming the same expected future use as our prior year annual impairment test) and determined that these trade names were not impaired at September 24, 2011. As part of our annual impairment test which coincides with our preparation of the annual operating budget for the following year, we review with operating management the planned future use of its trade names. Based on this qualitative review, we determined that further discussion and analysis was needed on the PiRod trade name ($4.75 million recorded value at September 24, 2011) and Industrial Galvanizers of America trade name ($0.8 million recorded value at September 24, 2011) based on the potential future use of those trade names. These discussions were not completed by the time that we filed the third quarter 10-Q. As a result, we inserted the qualifying language in the footnote, but did not include our conclusion that our trade names were not impaired as of September 24, 2011. Based on our subsequent review of the planned future use of these trade names in the fourth quarter of 2011, we estimate that the carrying value of these assets in the aggregate will be reduced by approximately $3.0 to $4.0 million in the fourth quarter of 2011. We do not believe this reduction in carrying value is material to our financial statements.

As requested by the Staff, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding our responses, please contact the undersigned at (402) 963-1000.

Sincerely,

/s/ Terry J. McClain

Terry J. McClain

Cc:           Tricia Armelin, Staff Accountant